# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Youxin Technology Ltd, CIK 0001964946
CUSIP: G9876W104
Title of class of securities: Class A Ordinary Shares, par value of $0.0001 per share
Address of issuer's principal executive offices: ROOM 1005, 1006, 1007, NO. 122, HUANGPU AVENUE WEST, TIANHE DISTRICT, GUANGZHOU, GUANGDONG PROVINCE, China (F4), 510000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002061564

## Reporting persons
- WonderFerns Capital Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 2,343,750; shared voting power 2,343,750; sole dispositive power 2,343,750; shared dispositive power 2,343,750; aggregate amount beneficially owned 2,343,750 (7% of the class)
  Comment: The address of WonderFerns Capital Co., Ltd is Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands. Fern Win Capital Ltd, the sole shareholder of WonderFerns Capital Co., Ltd. Siqi Cao is director of Fern Win Capital Ltd and is deemed to hold voting and dispositive power over the shares held by WonderFerns Capital Co., Ltd.

## Item 1. Issuer
Name of issuer: Youxin Technology Ltd
Address of issuer's principal executive offices: ROOM 1005, 1006, 1007, NO. 122, HUANGPU AVENUE WEST, TIANHE DISTRICT, GUANGZHOU, GUANGDONG PROVINCE, CHINA, 510000

## Item 2. Person Filing
Name of person filing: WonderFerns Capital Co., Ltd
Address of principal business office or, if none, residence:
WonderFerns Capital Co., Ltd

Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands
Citizenship: WonderFerns Capital Co., Ltd -- British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- WonderFerns Capital Co., Ltd: Siqi Cao, Director (03/19/2025)